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19008833

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asia Pacific Financial Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Aspinall Avenue
(No. and Street)

Hagatna (City) Guam (State) 96910-5156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra McKeever (671) 472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BCM, LLC
(Name – *if individual, state last, first, middle name*)

333 S. Marine Corps, Dr. (Address) Tamuning (City) Guam (State) 96913 (Zip Code)

SEC
Mail Processing
Section
MAR 06 2019
Washington DC
408

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sandra McKeever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asia Pacific Financial Management Group, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

BARBARA L. LUJAN
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: **June 24, 2021**
145 Aspinall Avenue, Hagatna Guam 96910

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

WITH INDEPENDENT AUDITORS' REPORT THEREON

333 South Marine Corps Drive Tamuning, Guam 96913

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam Corporation)

Financial Statements and Other Financial Information

Year ended December 31, 2018

Contents

BCM, LLC

Tamuning, Guam USA

February 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Asia Pacific Financial Management Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Asia Pacific Financial Management Group, In. as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Asia Pacific Financial Management Group, Inc.'s management. Our responsibility is to express an opinion on Asia Pacific Financial Management Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Asia Pacific Financial Management Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The schedules of Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Asia Pacific Financial Management Group, Inc.'s financial statements.

Saipan Office:
Suite 203 MH II Building
Marina Heights Business Park
P.O. Box 504053, Saipan, MP 96950
Tel. Nos.: (670) 235-8722 / (670) 233-1837
Fax Nos.: (670) 235-6905 / (670) 233-8214

Guam Office:
Hengi Plaza, Suite 104
278 South Marine Corps Drive
Tamuning, Guam 96913
Tel. Nos.: (671) 646-5044 / (671) 472-2680
Fax Nos.: (671) 646-5045 / (671) 472-2686

The supplemental information is the responsibility of Asia Pacific Financial Management Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedules of Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Asia Pacific Financial Management Group, Inc.'s auditor since 2017.

BCM, LLC

Tamuning, Guam
February 25, 2019

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Financial Condition

December 31, 2018

ASSETS	
Cash and cash equivalents	$ 155,848
Deposit with clearing organization	57,625
Funds held in trading securities account	171,801
Receivable from brokers	228,177
Prepaid expenses	4,706
Property, equipment and leasehold improvements, net of accumulated depreciation (note 5)	85,950
Total assets	$ 704,107
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	88,009
Commissions payable to stockholders	130,656
Commissions payable to other brokers	10,594
Guam income tax payable (note 6)	-
Deferred income taxes	19,323
Total liabilities	248,582
Commitments and contingencies (notes 7 and 8)	
Stockholders' equity:	
Common stock, $1 par value. 800,000 shares authorized; 26,000 shares issued and outstanding	26,000
Additional paid-in capital	12,000
Retained earnings	529,526
	567,526
Less: Treasury stock, 2,592 shares at cost	(112,000)
Total stockholders' equity	455,526
Total liabilities and stockholders' equity	$ 704,107

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Income

Revenues:	
Investment advisory fees	$1,441,779
Annuity commissions	97,817
Investment commissions	68,355
Life insurance commissions	48,220
Mutual fund 12b-1 fees	45,730
Trading gains	(9,131)
Account annual fees	6,940
Interest income	4,031
Other income	538
Total revenues	1,704,280
Operating expenses:	
Commissions	1,088,442
Employee compensation and benefits	374,121
Other operating expenses	108,611
Occupancy and equipment (note 7)	52,095
Taxes and licenses	19,510
Depreciation	13,105
Technology and communications	5,669
Total operating expenses	1,661,553
Operating income and income before income taxes	42,727
Guam income tax expense	(9,648)
Net income	$ 33,079

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Changes in Stockholders' Equity

Year ended December 31, 2018

	Common Stock		Additional	Retained	Treasury	
	Shares	Amount	Paid-in Capital	Earnings	Stock	Total
Balance December 31, 2017	26,000	$ 26,000	$ 12,000	$ 496,447	$ (112,000)	$ 422,447
Net income		-	-	33,079	-	33,079
Purchase of treasury stock		-	-	-	-	-
Dividends declared and paid		-	-	-	-	-
Balance December 31, 2018	26,000	$ 26,000	12,000	529,526	(112,000)	455,526

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 33,079
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	13,105
Changes in assets and liabilities:	
Deposit with clearing organization	(112)
Funds held in trading securities accounts	5,240
Receivables from brokers	26,191
Prepaid expenses	5,510
Accounts payable	42,703
Commissions payable	(16,838)
Deferred tax liability	9,648
Guam income tax payable	(21,863)
Net cash provided by operating activities	96,662
Cash flows from investing activities:	
Purchases of property and equipment	64,740
Net cash used in investing activities	64,740
Net increase in cash	161,402
Cash at beginning of year	123,926
Cash at end of year	$ 285,328

See accompanying notes to financial statements and auditors' report.

1. Organization and Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG or the Company), previously named Asia Pacific Investors Services, was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

2. Significant Accounting Policies

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services. The Company's customers are primarily individuals and businesses located in Guam, but the funds are invested primarily in large U.S. companies. The Company has a geographic concentration. If all of the investment firms that Company deals with were unable to meet their obligations, the Company would experience a loss equal to the balance of accounts receivable reflected in the accompanying statement of financial condition.

2. Significant Accounting Policies, continued

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue Recognition

Revenue, which consists of management and consulting fees for financial and investment advisory services, is recognized as it is performed. Commissions earned on life insurance policies sold are recognized as premiums are collected. Commissions earned on annuity contracts are recognized initially when the customer purchases the annuity; there are also residual commissions based on the amount invested. Investment advisory fees are received and recognized monthly.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

Income Taxes

The Territory of Guam adopted most sections of the United States Internal Revenue Code as the territorial or local income tax.

Guam income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to the use of mandatory depreciation methods for fixed assets under the tax laws. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will be recoverable or taxable when the temporary differences reverse or certain future events occur. No deferred tax liability is recorded for permanent tax differences.

2. Significant Accounting Policies, continued

Income Taxes, continued

The Company files its corporate income tax return in the Territory of Guam. With few exceptions, the Company is no longer subject to Guam income tax examinations by tax authorities for years before 2015. The Company does not have any unrecognized tax benefits at December 31, 2018 that would affect the annual effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits as interest expense and recognizes penalties in operating expenses. The Company did not recognize any interest or penalties in the year ended December 31, 2018 related to unrecognized tax benefits.

Advertising

The costs of non direct response advertising are charged to expense as incurred.

3. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

3. Fair Value, continued

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

The Board of Directors is responsible for the Company's fair value valuation policies, processes, and procedures. The Board implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Cash and cash equivalents, and deposits with clearing organizations are essentially cash and are therefore valued at fair value. The fair value of amounts receivable from brokers, prepaid expenses, accounts payable, accrued expenses, and commissions payable are approximately the same as their carrying values, due to the short term nature of the accounts.

3. Fair Value, continued

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1
Corporate equities	$102,131
Exchange traded products	69,284
Total	$ 171,414

The investments carried at fair value above are included with a cash equivalent of $386 in the accompanying statement of financial condition as "Funds held in trading securities account" at a total of $171,801.

Fair Value Option

FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has not been elected as of December 31, 2018.

4. New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU introduced a comprehensive, principles-based framework for recognizing revenue that will supersede the revenue recognition requirements contained in FASB ASC 605 *Revenue Recognition* and virtually all industry-specific revenue recognition guidance. The ASU will provide a framework to address revenue recognition issues, create more consistency and comparability of revenue recognition practices, and improve the usefulness of financial information provided to the users of the financial statements through additional disclosures. The FASB has issued several ASUs subsequent to the issuance of ASU 2014-09 to provide further clarification. The subsequent ASUs have the same effective date as that of ASU 2014-09.**4. New Accounting Pronouncements, continued**

In August 2015 the original effective dates of ASU 2014-09 were deferred by one year through the issuance of ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. The effective date of ASU 2014-09 is therefore for annual reporting periods beginning after December 15, 2017 (for public entities). The Company has not evaluated the impact that implementation of this standard will have on their financial statements.

The Company has implemented the provisions of Accounting Standards Update (ASU) 2014-09 *Revenue from Contracts with Customers* during the year ended December 31, 2018. The Company adopted the provisions on a prospective basis. In accordance with the Accounting Standards Codification (ASC) Topic 606-55-18, the Company recognizes revenue from contracts with customers in the amount to which the Company has the right to invoice. The Company does not have contracts with customers that include multiple deliverables.

5. Property and Equipment

A summary of property and equipment as of December 31, 2018 follows:

Furniture	$ 165,794
Equipment	52,237
Leasehold improvements	26,344
	244,375
Less accumulated depreciation	(158,425)
Property and equipment, net	$ 85,950

6. Guam Income Tax

During the year ended December 31, 2018 the Company paid $21,863 in Guam income taxes. The Company's deferred income tax liability increased by $9,648 due to the excess of tax depreciation over book depreciation related to 2018 fixed asset additions, reduced by unrealized losses on investments. Income taxes currently payable are $-0- at December 31, 2018.

The deferred tax liability at December 31, 2017 of $9,675 was calculated using statutory tax rates in effect on that date. Corporate income tax rates were changed in 2018 to a flat rate of twenty one percent (21%). If the deferred taxes at December 31, 2017 had been

calculated using the 2018 corporate tax rate, the balance would have been $5,976. This is a decrease of $3,699.

7. Lease Commitment

The Company leases its administrative office under a noncancelable operating lease with a term expiring on December 31, 2022. Monthly rent under the lease was $2,800 until December 31, 2018. The rent was increased to $3,400 per month effective January 1, 2019. The building and related improvements from which APFMG conducts its operations are owned by U.D.P. Corporation, a Guam corporation owned two-thirds by APFMG's former majority (57%) stockholder. The former majority shareholder sold his interest in APFMG to the current CEO/President, who was formerly a 20% shareholder before purchasing the additional 57% interest. Rent expense for the year ended December 31, 2018 was $37,212. This includes temporary rent incurred during the renovation of the Company's office.

7. Lease Commitment, continued

Future rent due under this lease is $40,800 for each year from 2019 to 2022 for a total of $163,200.

8. Subsequent Events

In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through February 25, 2019, which is the date the financial statements were available to be issued.

9. Net Capital Requirement

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, APFMG had net capital of $300,697, which was $285,413 in excess of its required net capital of $15,017. The Company's net capital ratio was .762 to 1.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2018

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 455,526
Additions:		
Allowable credit for deferred income taxes payable		19,323
Deductions:		
Non-allowable assets:		
Clearing account deposit	(57625)	
Broker and other receivables	(0)	
Prepaid expenses	(4,706)	
Furniture, equipment and leasehold improvements	(85,950)	
Petty cash	(150)	
		(148,431)
Net capital before haircuts on securities positions (tentative net capital)		326,418
Haircuts on securities from Part IIA		(25,720)
Net capital		$ 300,698

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Aggregate Indebtedness

December 31, 2018

Total liabilities in the statement of financial condition	$ 248,582
Deferred income taxes payable	(19,323)
Aggregate indebtedness for the Forms Report	$ 229,259
Net capital	$ 300,697
Percentage of aggregate indebtedness to net capital	76.2%

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Basic Net Capital Requirement

December 31, 2018

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$ 15,284
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement	$ 15,284
Net capital	$ 300,697
Excess net capital	$ 285,413
Excess net capital at 1000%	
Excess net capital	$ 285,413
Less: 10% of aggregate indebtedness	22,926
Excess net capital at 1000%	$ 262,487

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Reconciliation with Focus Report Form X-17A-5

December 31, 2018

Total ownership equity qualified for net capital per original Focus Report		$ 449,560
Amendments:		
Receivables from brokers or dealers in original report	234,177	
Receivables from brokers or dealers in amended report	228,177	
Change in receivable from brokers or dealers		(6,000)
Non-allowable property and equipment in original report	(24,698)	
Non-allowable property and equipment in amended report	85,950	
Change in non-allowable property and equipment		61,252
Non-allowable other assets in original report	(79,544)	
Non-allowable other assets in amended report	62,481	
Change in non-allowable other assets		(17,063)
Accrued expenses in original report	206,683	
Accrued expenses in amended report	229,259	
Change in accrued expenses		(22,576)
Deferred income taxes in original report	9,675	
Deferred income taxes in amended report	(19,323)	
Change in deferred income taxes		(9,648)
Total ownership equity qualified for net capital per amended Focus Report		455,525
Difference – rounding		(-)
Total ownership equity qualified for net capital per Audit		$ 455,525

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying auditors' report.

BCM

BURGER • COMER • MAGLIARI
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Asia Pacific Financial Management Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Asia Pacific Financial Management Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating Asia Pacific Financial Management Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Asia Pacific Financial Management Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Asia Pacific Financial Management Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Asia Pacific Financial Management Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BCM, LLC

Tamuning, Guam
February 25, 2019

Saipan Office:
Suite 203 MH II Building
Marina Heights Business Park
P.O. Box 504053, Saipan, MP 96950
Tel. Nos.: (670) 235-8722 / (670) 233-1837
Fax Nos.: (670) 235-6905 / (670) 233-8214

Guam Office:
Hengi Plaza, Suite 104
278 South Marine Corps Drive
Tamuning, Guam 96913
Tel. Nos.: (671) 646-5044 / (671) 472-2680
Fax Nos.: (671) 646-5045 / (671) 472-2686

Asia Pacific Financial Management Group's Exemption Report

Asia Pacific Financial Management Group, Inc. (the "Company") is a registered broker-dealer subject to SEA Rule 17a-5. This Exemption Report was prepared as required by provisions in SEA Rule 17a-5(d)(4)(i)-(iii). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from §240.15c3-3 under the following provisions of §240.15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.
(2) The Company had no obligations under §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Asia Pacific Financial Management Group, Inc.

I, Sandra McKeever, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Sandra McKeever, President

BCM
BURGER • COMER • MAGLIARI
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Asia Pacific Financial Management Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Asia Pacific Financial Management Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Asia Pacific Financial Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Asia Pacific Financial Management Group, Inc. stated that Asia Pacific Financial Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Asia Pacific Financial Management Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Asia Pacific Financial Management Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BCM, LLC

Tamuning, Guam
February 25, 2019

Saipan Office:
Suite 203 MH II Building
Marina Heights Business Park
P.O. Box 504053, Saipan, MP 96950
Tel. Nos.: (670) 235-8722 / (670) 233-1837
Fax Nos.: (670) 235-6905 / (670) 233-8214

Guam Office:
Hengi Plaza, Suite 104
278 South Marine Corps Drive
Tamuning, Guam 96913
Tel. Nos.: (671) 646-5044 / (671) 472-2680
Fax Nos.: (671) 646-5045 / (671) 472-2686